                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           TELCOM SEMICONDUCTOR, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                   87921P107
                                 (CUSIP Number)

                                Mary K. Simmons
                       Microchip Technology Incorporated
                           2355 W. Chandler Boulevard
                          Chandler, Arizona 85224-6199
                                 (480) 792-7200

                                   Copies to:

                               Michael J. Kennedy
                        Wilson Sonsini Goodrich & Rosati
                            Professional Corporation
                            One Market, Spear Tower
                            San Francisco, CA 94105
                                 (415) 947-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                October 26, 2000
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. [   ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.


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     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   87921P107
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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Microchip Technology                   I.R.S. Identification No. 86-0629024
     Incorporated
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)
     N/A
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3    SEC USE ONLY
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4  SOURCE OF FUNDS*
     OO
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5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   OR 2(e).
   N/A
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6  CITIZENSHIP OR PLACE OF ORGANIZATION
   State of Delaware
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                       7  SOLE VOTING POWER
NUMBER OF SHARES       3,644,587 shares of Common Stock (1)
  BENEFICIALLY         ---------------------------------------------------------
  OWNED BY EACH        8  SHARED VOTING POWER
 REPORTING PERSON      2,269,947 shares of Common Stock (2)
       WITH            ---------------------------------------------------------
                       9  SOLE DISPOSITIVE POWER
                       3,644,587  (1)
                       ---------------------------------------------------------
                       10  SHARED DISPOSITIVE POWER
                       N/A
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    5,914,534 shares of Common Stock (1)(2)
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12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    32.2% (3)
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14  TYPE OF REPORTING PERSON*
    CO
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* See Instructions.

     (1) 3,644,587 shares of TelCom Semiconductor, Inc. ("TelCom") common stock ("TelCom Common Stock") are subject to a stock option agreement between Microchip Technology Incorporated ("Microchip") and TelCom. This option is exercisable under certain circumstances in connection with a termination of the Merger Agreement discussed in Items 3 and 4 below. Were it to be exercised, based on the number of shares of TelCom Common Stock outstanding as of October 26, 2000, the Option shares would represent approximately 19.9% of the outstanding TelCom Common Stock subsequent to the exercise of the Option.

     (2) 2,269,947 shares of TelCom Common Stock are subject to voting agreements entered into by Microchip and certain stockholders of TelCom (discussed in Items 3 and 4 below). Microchip expressly disclaims beneficial ownership of any of the shares of TelCom Common Stock covered by the Voting Agreements. Based on the number of shares of TelCom Common Stock outstanding as of October 26, 2000, the number of shares of TelCom Common Stock covered by the Voting Agreements represents approximately 12.5% of the outstanding TelCom Common Stock.

     (3) Assuming the exercise of all shares subject to the stock option described above.

ITEM 1.  SECURITY AND ISSUER.

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

       This statement relates to the common stock, par value $0.001 per share (the "TelCom Common Stock"), of TelCom Semiconductor, Inc., a Delaware corporation ("TelCom"). The principal executive offices of TelCom are located at 1300 Terra Bella Avenue, Mountain View, California 94043.

ITEM 2.  IDENTITY AND BACKGROUND.

       The name of the corporation filing this statement is Microchip Technology Incorporated, a Delaware corporation ("Microchip"). Microchip is a developer and manufacturer of semiconductor products. Microchip's principal business address is 2355 W. Chandler Boulevard, Chandler, Arizona 85224-6199. The address of Microchip's executive offices is the same as the address of its principal business.

       Set forth on Schedule A is the name of each of the directors and executive officers of Microchip along with the present principal occupation or employment of such directors and executive officers and the name, principal business and address if any corporation or other organization in which such employment is conducted, as of the date hereof to Microchip's knowledge. To Microchip's knowledge, each of the individuals identified on Schedule A is a citizen of the United States.

       During the last five years neither Microchip nor, to the best of Microchip's knowledge, any of the other entities or individuals referred to in Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       During the last five years neither Microchip nor, to the best of Microchip's knowledge, any of the other entities or individuals referred to in Schedule A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       Pursuant to an Agreement and Plan of Merger dated as of October 26, 2000 (the "Merger Agreement"), among Microchip, Matchbox Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Microchip ("Merger Sub") and TelCom Semiconductor, Inc. ("TelCom"), and subject to the conditions set forth therein (including approval by stockholders of TelCom), Merger Sub will merge with and into TelCom and TelCom will become a wholly-owned subsidiary of Microchip (such events constituting the "Merger"). Once the Merger is consummated, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into TelCom with TelCom remaining as the surviving corporation (the "Surviving Corporation").

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

       As a condition and inducement for Microchip to enter into the Merger Agreement and in consideration thereof, TelCom granted to Microchip an option (the "Option") to acquire up to 3,644,587 shares of TelCom Common Stock at a purchase price of $15.00 per share pursuant to a stock option agreement (the "Stock Option Agreement"). The Stock Option Agreement was entered into between Microchip and TelCom on October 26, 2000, and the Option becomes exercisable if the Merger Agreement is terminated under certain circumstances. Microchip did not pay any additional consideration to TelCom in connection with the Stock Option Agreement.

       As a condition and inducement for Microchip to enter into the Merger Agreement and in consideration thereof, certain stockholders of TelCom entered into individual voting agreements with Microchip (collectively the "Voting Agreements") whereby each such stockholder (collectively, the "TelCom Voting Agreement Stockholders") agreed, severally and not jointly, to vote all of the shares of TelCom Common Stock (plus any additional shares of TelCom Common Stock acquired upon the exercise of options, warrants and other rights to acquire shares of TelCom Common Stock) beneficially owned by him at every TelCom stockholders meeting and every written consent in lieu of such a meeting in favor of the adoption of the Merger Agreement. Microchip did not pay additional consideration to any Voting Agreement Stockholder in connection with the execution and delivery of the Voting Agreements.

       References to, and descriptions of, the Merger and the Merger Agreement as set forth in this Schedule 13D are qualified in their entirety by reference to the copy of the Merger Agreement included as Exhibit 2.1 to the Form 8-K filed by Microchip on October 30, 2000.

       References to, and descriptions of, the Stock Option Agreement and the Voting Agreements as set forth in this Schedule 13D are qualified in their entirety by reference to copies of the forms of the Stock Option Agreement and Voting Agreement included as Exhibits 2 and 3 to this Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

       (a) Not applicable.

       (b) The information set forth in Item 3 is incorporated by reference herein.

       As described in Item 3 above, this statement relates to the Merger of Merger Sub, a wholly-owned subsidiary of Microchip, with and into TelCom in a statutory merger pursuant to the applicable provisions of Delaware Law. At the effective time of the Merger (the "Effective Time"), the separate existence of Merger Sub will cease and TelCom will continue as the Surviving Corporation and as a wholly-owned subsidiary of Microchip. Each holder of outstanding TelCom Common Stock will receive, in exchange for each share of TelCom Common Stock held by such holder, a number of shares of Microchip Common Stock equal in value to $15.00 divided by the average closing price

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

of Microchip common stock for the ten trading days preceding the closing of the Merger (the "Exchange Ratio"); provided that if such average closing price is less than $28.30 per share, the holders of TelCom common stock will receive
 .53 shares of Microchip common stock for each share of TelCom common stock, and, provided further, that if such average closing price is greater than $32.61 per share, the holders of TelCom common stock will receive .46 shares of Microchip common stock for each share of TelCom common stock. Microchip will assume each outstanding option to purchase TelCom Common Stock under TelCom's stock option plans. Furthermore, all rights to purchase shares of TelCom Common Stock under TelCom's Employee Stock Purchase Plan shall be converted into rights to purchase shares of Microchip Common Stock and shall be assumed by Microchip.

       Pursuant to the Stock Option Agreement, TelCom agreed to grant Microchip an option to acquire up to 3,644,587 shares of TelCom Common Stock at a purchase price of $15.00 per share. The Stock Option Agreement becomes exercisable if the Merger Agreement is terminated under certain circumstances. The Stock Option Agreement expires upon the earliest of (i) the Effective Time, (ii) twelve (12) months following the date on which the Merger Agreement is terminated pursuant to Section 7.01(b) (by either Microchip or TelCom as a result of the Merger not being consummated by April 30, 2001) or 7.01(d)(i) (by either Microchip or TelCom as a result of the stockholders of TelCom not approving the Merger), if no event causing the "Termination Fee" (as that term is defined in the Merger Agreement) to become payable pursuant to Section 7.03(b)(ii) of the Merger Agreement has occurred, (iii) twelve (12) months following the date on which the Merger Agreement is terminated by Microchip as a result of a "Triggering Event" (as that term is defined in the Merger Agreement), (iv) in the event the Merger Agreement has been terminated pursuant to Section 7.01(b) or 7.01(d)(i) thereof and the Termination Fee became payable pursuant to Section 7.03(b)(ii) thereof, twelve (12) months after payment of the Termination Fee; and (v) the date on which the Reorganization Agreement is terminated other than pursuant to Sections 7.01(b), 7.01(d)(i) or as a result of a Triggering Event.

       Pursuant to the Voting Agreements, the TelCom Voting Agreement Stockholders have agreed to vote the shares of TelCom Common Stock (plus any additional shares of TelCom Common Stock acquired upon the exercise of options, warrants and other rights to acquire shares of TelCom Common Stock) beneficially owned by them at every TelCom stockholders meeting and every written consent in lieu of such a meeting in favor of the adoption of the Merger Agreement. A Voting Agreement terminates upon the earlier to occur of (i) such date and time as the Merger Agreement shall have been terminated pursuant to its terms, or
(ii) the Effective Time.

       In connection with the Merger Agreement, certain stockholders of TelCom (each a "TelCom Affiliate") have each entered into an affiliate agreement with Microchip (collectively, the "TelCom Affiliate Agreements") pursuant to which each TelCom Affiliate has agreed not to sell, transfer, or otherwise dispose of or reduce such TelCom Affiliate's risk with respect to any shares of TelCom stock or shares of Microchip stock

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

during the period commencing thirty days prior to the Effective Time and ending at such time as financial results covering at least 30 days of combined operations of TelCom and Microchip have been published by Microchip. Pursuant to the TelCom Affiliate Agreements, each TelCom Affiliate has also agreed that any sale, transfer or other disposition of TelCom Common Stock by such Affiliate will be made in accordance with Rule 145 promulgated by the Commission under the Securities Act of 1933, as amended.

       The foregoing summary of the Affiliate Agreements is qualified in its entirety by reference to the copy of a form of the TelCom Affiliate Agreement included as Exhibit 4 to this Schedule 13D and incorporated herein in its entirety by reference.

       The purpose of the transactions under the Stock Option Agreement, the Voting Agreements and the Affiliate Agreements is to enable TelCom and Microchip to consummate the transactions contemplated under the Merger Agreement.

       (c) Not applicable.

       (d) Not applicable.

       (e) Other than as a result of the Merger described in Item 3 above, not applicable.

       (f)  Not applicable.

       (g) In connection with the Merger, TelCom has amended the TelCom Rights Plan (as defined in the Merger Agreement) so that the Merger Agreement, the Stock Option Agreement and the Voting Agreement, and any transactions contemplated thereby (including the acquisition of shares pursuant to exercise of the Option) will not result in the grant of rights to any person under the TelCom Rights Plan.

       (h) - (i) Not applicable.

       (j)  Not applicable.

       References to, and descriptions of, the Merger and the Merger Agreement as set forth in this Schedule 13D are qualified in their entirety by reference to the copy of the

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Merger Agreement included as Exhibit 2.1 to the Form 8-K filed by Microchip on
October 30, 2000.

       References to, and descriptions of, the Stock Option Agreement, the Voting Agreements and the Affiliate Agreements as set forth in this Schedule 13D are qualified in their entirety by reference to the copies of the forms of the Stock Option Agreement, the Voting Agreements and the Affiliate Agreements included as Exhibits 2-5 to this Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

       (a) - (b) The information set forth and incorporated by reference in Items 3 and 4 is incorporated by reference herein.

       If pursuant to the Stock Option Agreement the Option becomes exercisable, Microchip would have the right to acquire up to 3,644,587 shares of TelCom Common Stock, which constitutes approximately 19.9% of the issued and outstanding shares of TelCom Common Stock based on the number of shares of TelCom Common Stock outstanding as of October 26, 2000. In the event that Microchip exercises the Option, it would have the sole power to vote the shares acquired under the Option and would then be entitled to all rights as a stockholder of TelCom as to the shares. Microchip disclaims any beneficial ownership of the shares of TelCom Common Stock which are covered by the Stock Option Agreement.

       As a result of the Voting Agreements, Microchip may be deemed to be the beneficial owner of at least 2,269,947 shares of TelCom Common Stock. Such TelCom Common Stock constitutes approximately 12.5% of the issued and outstanding shares of TelCom Common Stock based on the number of shares of TelCom Common Stock outstanding as of October 26, 2000. Microchip may be deemed to have the shared power to vote such shares with respect to those matters described above. However, Microchip (i) is not entitled to any rights as a stockholder of TelCom as to the shares and (ii) disclaims any beneficial ownership of the shares of TelCom Common Stock which are covered by the Voting Agreements.

       To Microchip's knowledge, no person listed in Schedule A has an ownership interest in TelCom.

       Set forth on Schedule B are the names of the stockholders of TelCom that have entered into a Voting Agreement with Microchip, and their present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted, to Microchip's knowledge.

       (c) To the knowledge of Microchip, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

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       (d) To the knowledge of Microchip, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of TelCom Common Stock obtainable by Microchip upon exercise of the Option.

       (e)  Not applicable.

       References to, and descriptions of, the Stock Option Agreement, the Voting Agreements and the Affiliate Agreements as set forth in this Schedule 13D are qualified in their entirety by reference to the copies of the forms of the Stock Option Agreement, the Voting Agreements and the Affiliate Agreements included as Exhibits 2-5 to this Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       The information set forth and incorporated by reference in Items 3, 4 and 5 is incorporated by reference herein.

       Other than the Merger Agreement and the exhibits thereto, including the Stock Option Agreement, the Voting Agreements and the Affiliate Agreements described herein, to the knowledge of Microchip, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of TelCom, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

       The following documents are filed as exhibits:

1. *Agreement and Plan of Reorganization, dates as of August 8, 2000, by and among Microchip Technology Incorporated, Matchbox Acquisition Corp. and TelCom Semiconductor, Inc.

2. Form of Stock Option Agreement, dated as of October 26, 2000, between Microchip Technology Incorporated and TelCom Semiconductor, Inc.

3. Form of Voting Agreement, dated as of October 26, 2000, between Microchip Technology Incorporated and certain stockholders of TelCom Semiconductor, Inc.

4. Form of Affiliate Agreement, dated as of October 26, 2000, between Microchip Technology Incorporated and certain stockholders of TelCom Semiconductor, Inc.

  * Incorporated by reference to the 8-K filed by Microchip on October 30, 2000.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 3, 2000  MICROCHIP TECHNOLOGY INCORPORATED



                                  By:   /s/ Steve Sanghi
                                        ----------------------------
                                        Steve Sanghi
                                        Chief Executive Officer

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                                   Schedule A

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                       MICROCHIP TECHNOLOGY INCORPORATED

     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Microchip. Except as indicated below, the address of each such person is c/o Microchip Technology Incorporated, 2355 W. Chandler Boulevard, Chandler, Arizona 85224-6199. To Microchip's knowledge, each of the individuals identified below is a citizen of the United States.

Name and Title in Microchip                    Present Principal Occupation and
 Technology Incorporated                               Name of Employer
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Director of Microchip:

Steve Sanghi
Chief Executive Officer, President
and Chairman of the Board of Directors

Albert J. Hugo-Martinez                          Business Advisor/Consultant
Director                                         Hugo-Martinez & Associates
                                                 1378 Via Alta
                                                 Del Mar, CA  92014

L.B. Day                                         President
Director                                         L.B. Day & Co.
                                                 806 S.W. Broadway
                                                 Floor 11
                                                 Portland, OR  97205

Matthew W. Chapman                               President, Chief Executive
Director                                         Officer and Chairman
                                                 Global Services Networks, Inc.
                                                 400 SW 6th Avenue
                                                 Portland, OR  97204

Wade F. Meyercord                                Senior Vice President and
Director                                         Chief Financial Officer
                                                 RioPort.com, Inc.
                                                 2895 Zanker Road
                                                 San Jose, CA  95134

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Executive Officers of Microchip (who do not also serve as
Directors of Microchip):

Gordon W. Parnell
Chief Financial Officer

Timothy B. Billington
Vice President, Manufacturing and Technology Groups

George P. Rigg
Vice President, Advanced Microcontroller and Systems Group

Mitchell R. Little
Vice President, Worldwide Sales

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                                   Schedule B

     The following table sets forth the name and present principal occupation or employment of each TelCom stockholder that entered into a voting agreement with Microchip. Except as indicated below, the business address of each such person is c/o TelCom Semiconductor, Inc., 1300 Terra Bella Avenue, Mountain View, CA 94043.


Name and Business Address           Present Principal Occupation       Shares Beneficially Owned
                                           or Employment
-------------------------------------------------------------------------------------------------
Directors of TelCom:

Phillip M. Drayer               Chairman of the Board of Directors              865,331

Robert T. Gargus                President and Chief Executive                   404,465
                                Officer

Frank Gill                                                                       28,000
3000 Sandhill Road
Building 2, Suite 290
Menlo Park, CA 94025

Donald E. Fowler                Consultant                                       70,000
10 Ohlone
Portola Valley, CA 94025

T. Peter Thomas                 General Partner, Institutional                   90,933
                                Venture Partners

Executive Officers of TelCom
(who do not also serve as
Directors of TelCom):

Edward D. Mitchell              Executive Vice President and Chief              250,500
                                Technical Officer

Mark M. Brown                   Vice President, Finance and Chief               100,000
                                Financial Officer

Thomas J. Grune                 Vice President, Sales                           136,520

Edward Browder                  Vice President, Operations                      203,413

Kenneth Rose                    Chief Accounting Officer and                    120,785
                                Corporate Controller

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